FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 30, 2005, announcing that Registrant has executed a settlement agreement with the Israeli Tax Authorities for closing the Company’s tax assessment for the years 1998-2003, and also announcing the appointment of Ms. Tal Payne as Registrant’s Chief Financial Officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 30, 2005

Gilat Announces Settlement Agreement with the Income Tax
Authorities for the Years 1998-2003

Company also announces appointment of Ms. Tal Payne as its Chief Financial Officer

Petah Tikva, Israel, May 30, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today the execution of a settlement agreement with the Israeli Tax Authorities for closing the Company’s tax assessment for the years 1998-2003.

As reported in Gilat’s financial statements for the year ended December 31, 2004 filed on Form 20F, the Company had received initial tax assessments for the tax years 1998-2001, for approximately US$45 million plus US$7 million in penalties, based on various claims of the Israeli Tax Authorities. In 2005, this tax audit was extended to include tax assessments for 2002 and 2003.

According to the settlement agreement, Gilat’s tax assessments for the above mentioned years (1998-2003) were closed for a current amount of approximately US$6 million, including interest and indexation. In addition, carry forward tax losses as of December 31, 2003, were set at US$68 million. Since Gilat recorded US $5.75 million in provisions in previous quarters, the Company expects to record expenses of approximately US$ 0.25 million in the second quarter of 2005 relating to this agreement.

Shlomo Rodav, Chief Executive Officer of Gilat said, “I am very pleased with the settlement with Israel’s tax authorities. The burden of these past claims is now behind us.”

Gilat also announced today that Ms. Tal Payne, formerly the Company’s Vice President of Finance, has been appointed Chief Financial Officer.

Ms. Tal Payne joined Gilat in 1999 as the Company’s Financial Director. In 2003, Ms. Payne was appointed to the position of VP of Finance. Prior to joining Gilat, she served as a CPA and Manager for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office. Ms. Payne holds a B.A. in Economics and Accounting as well as advanced studies in accounting, from Tel Aviv University.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide.

Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel: +972 3 925 2408; hanitar@gilat.com